SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

July 31, 2002

AVENTIS

(Translation of registrant’s name into English)

67917 Strasbourg, Cedex 9

France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  Not applicable

Enclosures :

A press release dated July 31, 2002 announcing the Aventis second-quarter and half-year results for 2002.

Press Release

Your Contacts:

Carsten Tilger

Aventis Media Relations

Tel.: + 33 (0)3 8899 1114

Carsten.Tilger@aventis.com

AVENTIS REPORTS SECOND-QUARTER AND HALF-YEAR RESULTS FOR 2002

•	Core pharmaceutical business maintains strong growth momentum in second quarter:
Sales activity increases 11.4% to €4.447 billion
Net income rises 30% to €507 million
EPS up 29% to €0.64 (€0.81 before goodwill amortization)
Strategic brands sales activity rises 29.4%; U.S. sales activity increases 22.6%

•	“Aventis is on track to achieve its full-year growth objectives” says Chairman Igor Landau

•	Enhanced financial flexibility to strengthen pharmaceutical business:
Net debt reduction to €4.8 billion at the end of second quarter

Strasbourg, France, July 31, 2002 — Aventis today reported consolidated half-year group net sales, including industrial activities, of €11.304 billion compared with sales of € 11.646 billion in the first half of 2001. Group net income rose to €1.488 billion during the first six months of 2002 compared to €730 million in same period of 2001. Earnings per share (EPS) for the Aventis group increased to €1.87 during the first half of 2002 compared to €0.93 in the year-ago period. These consolidated results include contributions from non-core activities, net gains from the divestment of Aventis CropScience as well as one-time provisions related to these non-core activities.

Core pharmaceutical business remains on growth track in second quarter:

Sales activity rises 11.4%, net income up 30%

During the second quarter of 2002, net sales by the core business, which comprises prescription drugs and human vaccines as well as the 50% equity interest in the animal health joint venture Merial and corporate activities, rose 11.4% excluding currency and structural effects (activity growth) to €4.447 billion. During the first half of 2002, core business sales increased 11.9% to €8.799 billion on an activity basis. Net income for the core business grew 30% to €507 million in the second quarter from €389 million in the year-ago period. Half-year net income rose 35% to

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 €937 million compared to €693 million. During the second quarter of 2002, core business EPS grew 29% to €0.64 from €0.49, while half-year EPS increased 34% to €1.18 from €0.88.

The gross margin of the core business increased to 74.6% during the second quarter. Second-quarter EBITA for the core business rose 18% to €1.098 billion compared to €930 million in the year-ago period, while the EBITA margin rose 2.4 percentage points to 24.7% during the same period.

“For the tenth consecutive quarter since the creation of Aventis, we have achieved our ambitious sales and earnings targets due to the strong performance of our key strategic brands, an improved product mix and rising market shares in key geographic markets, led by the United States,” said Igor Landau, Chairman of the Management Board of Aventis. “Based on our favorable half-year results, we see Aventis on track to achieve its full-year growth objectives.”

U.S. sales activity rises 22.6% and represents 39% of total core business sales in second quarter

Core business sales in the United States rose 22.6% on an activity basis to €1.733 billion during the second quarter of 2002, while half-year sales increased 22.4% to €3.323 billion. The United States accounted for 39% of total core business sales during the second quarter of 2002 compared to 35% in the year-ago period.

Budgetary constraints and healthcare price controls affected sales in major European markets. In France, sales activity during the second quarter grew by 0.7% to €536 million and in Germany by 1.7% to €271 million. In Japan, core business sales activity declined by 2% to  €227 million during the second quarter of 2002.

Sales of strategic brands rise 29.4% in second quarter of 2002

The prescription drugs business generated second-quarter sales of €4.139 billion, an activity increase of 11.4%. Sales of strategic brands, a group of key prescriptions drugs, rose 29.4% on an activity basis to €2.252 billion in the second quarter of 2002. During the second quarter of 2002, strategic brands accounted for 54% of total prescription drug sales, up from 47% in the same period of 2001.

Potential for seven blockbusters by 2006

In addition to the three leading products of Aventis — the allergy drug Allegra/Telfast, the antithrombotic Lovenox/Clexane and the chemotherapy agent Taxotere — four products are anticipated to generate sales of more than €1 billion by 2006:

•                  the cardiovascular drug Delix/Tritace, which is the only ACE inhibitor to offer prevention of cardiovascular events in high-risk patients;

•                  the long-acting insulin Lantus, which has the potential to transform the treatment of diabetes;

•                  the antibiotic Ketek, which is expected to be launched in the United States in early 2003;

•                  and the osteoporosis drug Actonel, which is being co-developed and co-marketed with Procter & Gamble, is also expected to achieve blockbuster status based on combined sales of both companies for this product.

Strong sales of all seven products contributed to the growth during the second quarter:

Allegra/Telfast (fexofenadine) continued to deliver strong growth with sales increase of 28% on an activity basis to €565 million in the second quarter. In the leading U.S. market, sales activity during the second quarter rose 32.8% to €492 million. Allegra maintained its strength by capturing a 30% share of new prescriptions in June despite new competition in the U.S. In April 2002, Allegra was also approved and launched in Japan for skin disease which includes the treatment of itching associated with certain dermatological diseases and allergic skin conditions.

Lovenox/Clexane (enoxaparin sodium) for the treatment and prevention of deep vein thrombosis (DVT) and certain types of heart attacks generated second-quarter sales of €397 million, an activity increase of 14.8%. In the United States, second-quarter sales activity grew 12.3% to €259 million. In the first half of 2002, Lovenox/Clexane advanced its leading position for two key indications in the U.S. Market share in the DVT medical prophylaxis indication rose to 32% at the end of the first quarter compared to 28% at the end of 2001. For the unstable angina indication, market share increased to 40% from 35% over the same period.

Taxotere (docetaxel), for the treatment of locally advanced or metastatic breast cancer and non-small-cell lung cancer, recorded second-quarter sales of €320 million, up 31.7% from the year-ago period. In the United States, second-quarter sales of Taxotere rose 37.8% to €181 million. Interim results from a major international study presented at the American Society of Clinical Oncology meeting in May suggested the use of Taxotere in adjuvant treatment of early-stage breast cancer. In addition, other development activities are underway in different types of cancer to extend the unique profile and contribute to the future growth of Taxotere.

Delix/Tritace (ramipril), an ACE inhibitor approved for the treatment of hypertension, heart failure and for preventing stroke, heart attack and cardiovascular death in patients at risk for cardiovascular events, generated second-quarter sales of €239 million, an activity increase of 33.5% compared to the year-ago period.

Lantus (insulin glargine), the new once-daily basal insulin for the treatment of type 1 and type 2 diabetes, achieved sales of  €72 million during the second quarter, including U.S. sales of  €58 million. An important benefit of Lantus is a lower risk of nocturnal hypoglycemia. This was demonstrated in a recent 24-week study, during which patients receiving Lantus achieved good metabolic control with less nocturnal hypoglycemia compared to NPH insulin. As the first and only insulin analog to provide 24-hour basal glucose control following just one daily injection, Lantus has the potential to fundamentally transform the treatment of diabetes and improve the lives of patients through an aggressive treat-to-target approach, convenient dosing and earlier insulinization.

Ketek (telithromycin) is the first ketolide antibiotic for the treatment of community-acquired upper and lower respiratory tract infections, including those caused by bacteria resistant to some commonly used antibiotics. Ketek has been approved in all major EU and Latin American markets and generated sales of  €6 million during the second quarter in the countries where it has been launched.

Actonel (risedronate sodium), for the treatment and prevention of osteoporosis, is being co-developed and co-marketed by Aventis and Procter & Gamble through the Alliance for Better Bone Health. During the second quarter of 2002, Actonel generated combined sales for Aventis and Procter & Gamble of €146 million compared to €69 million in the year ago-period. The share of new prescriptions accounted for by Actonel is growing steadily, helped by the recently launched 35-mg once-a-week dosage form.  In mid-July 2002, Actonel had captured a 14.3% share of new prescriptions in the total U.S. osteoporosis market on a weekly basis, up from 10.1% at the end of 2001.

The vaccines business had a strong second quarter with sales activity up 11.2% to €311 million. Pediatric combination vaccines achieved sales of €130 million, representing an increase of 11.6% on an activity basis (product sales include non-consolidated sales in Europe through a joint-venture with Merck & Co.).

Updates on progress of R&D projects — realizing commercial value of drug portfolio

During the second quarter, Aventis made progress with projects currently moving through clinical development and marketed products:

•                  At the end of July, Aventis submitted to the FDA a complete response to its approvable letter for Ketek, including data from a 24,000 patient study. Regulatory approval in the U.S. is expected in six months. In 2001, Ketek received an approvable letter from the FDA for treatment of community-acquired pneumonia, acute sinusitis and acute exacerbation of chronic bronchitis requesting additional safety data.

•                  In June, Aventis submitted applications for the regulatory approval of flexible dosing of once-daily basal insulin Lantus in the U.S. and the EU, and for pediatric use in the EU.

•                  In May, the U.S. Food and Drug Administration approved a new 35-mg once-a-week dosage strength for Actonel for the prevention and treatment of postmenopausal osteoporosis. This new dosage form offers patients greater convenience and good gastrointestinal tolerability. In July, the once-weekly dosage form was approved in Sweden, which is the reference member state for the mutual recognition process in Europe. Further approvals of this new dosage form in major European markets are expected as of early 2003.

•                  In April 2002, Delix/Tritace was approved in Germany for use in preventing stroke, heart attack and cardiovascular death in people with diabetes or those at high risk for cardiovascular disease, an indication already approved in several other European countries.

Aventis is pursuing a targeted in-licensing and business development strategy to supplement its vigorous in-house R&D efforts in key therapeutic areas. During the second quarter, two promising projects  were added to the portfolio:

•                  In April, Aventis and Genta Inc. agreed to jointly develop and commercialize Genasense™,  an antisense drug candidate currently in multiple phase II and phase III clinical trials to test its ability to enhance the effectiveness of chemotherapy in patients with both hematologic cancers and solid tumors.

•                  At the end of July, Aventis and Peptor Ltd. signed an exclusive worldwide license, development and commercialization agreement for a new diabetes therapy called DiaPep277™, which is being developed for the prevention and treatment of latent autoimmune diabetes in adults (LADA) and type 1 diabetes. DiaPep277™ has shown in phase II clinical trials to arrest the progression of type 1 diabetes, prevent destruction of insulin-producing pancreatic cells, and reduce the need for injected insulin in newly diagnosed patients.

Merial

In the first half of 2002, sales by the animal health business Merial — a 50-50 joint venture with Merck & Co. accounted for using the equity method — rose 4% on an activity basis to €966 million. Sales by Merial are not consolidated in the Aventis core business sales.

Closing of CropScience divestment: Enhanced financial flexibility through reduced net debt

During the second quarter, the divestments of two non-core activities, the Animal Nutrition business and Aventis CropScience, were finalized.

The enhanced financial flexibility resulting from the reduction in net debt to €4.8 billion at the end of the second quarter will be used to strengthen the pharmaceutical business through targeted acquisitions and in-licensing agreements.

Non-core activities

In total, sales from non-core activities declined to €1.028 billion during the second quarter of 2002 compared to €1.621 billion in the year-ago period due to the divestment of industrial activities in the course of 2001.

Aventis (NYSE: AVE) is dedicated to improving life by treating and preventing human disease through the discovery and development of innovative pharmaceutical products. Aventis focuses on prescription drugs for important therapeutic areas such as oncology, cardiology, diabetes and respiratory disorders as well as on human vaccines. In 2001, Aventis generated sales of € 17.7 billion, invested approx. € 3 billion in research and development and employed approx. 75,000 people in its core business. Aventis corporate headquarters are in Strasbourg, France. For more information, please visit: www.aventis.com

Statements in this news release other than factual or historical information, including but not limited to statements of or relating to Aventis’ financial projections, plans and objectives for future operations, predictions of future product sales or economic performance, and assumptions underlying or relating to any such statements, are forward-looking statements subject to risks and uncertainties.  Actual results could differ materially depending on factors such as the availability of resources, the timing and effects of regulatory actions, the success of new products, the strength of competition, the success of research and development efforts, the outcome of significant litigation, the effectiveness of patent protection, the effects of currency exchange fluctuations, and other factors.  Estimates of future product sales can be particularly subject to uncertainty due to the multitude of factors that could cause actual results to differ materially.  Such factors include, but are not limited to, adverse outcomes in patent infringement litigation; entry into the market of new products, or of generic or over-the-counter versions of Aventis’ products or of competing products; undesirable or untimely regulatory or legislative actions, such as forced conversion of prescription drugs to over-the-counter status; inability to obtain regulatory approval to market drugs for certain indications; and limitations on revenues imposed by volume purchasers, government entities, and by operation of law.  Aventis disclaims any obligation to revise or update any such forward-looking statement.  Additional information regarding risks and uncertainties is set forth in the current Annual Report on Form 20-F of Aventis on file with the Securities and Exchange Commission.

Brand names appearing in italics throughout this document are trademarks of Aventis, and/or its affiliates, with the exception of trademarks that may be used under license by Aventis and/or its affiliaties, such as Actonel, a trademark of Procter & Gamble Pharmaceuticals.

Provisional schedule of upcoming events:

Week of October 28, 2002                                   Report on Q3 results

Aventis (1)

All Consolidated Businesses

Consolidated Income Statement 2002

YTD 2002	YTD 2001	in million €	Q2 / 2002	Q2 / 2001

11,304	11,646	Net sales	5,468	5,780

(3,598)	(4,131)	Cost of goods sold	(1,695)	(2,020)

68.2%	64.5%	Gross margin (as % of sales)	69.0%	65.0%

(4,090)	(3,733)	SG&A and other operating Inc. / Exp.	(2,147)	(1,799)
(1,772)	(1,670)	Research & Development	(922)	(903)
(29)	(14)	Restructuring	(13)	(4)
(665)	(325)	Goodwill amortization	(502)	(160)

1,150	1,772	Operating profit	189	895

141	86	Equity in earnings of affiliated companies	84	36
(214)	(385)	Interest expenses	(95)	(174)
1,444	13	Miscellaneous non oper. inc. / and exp.	1,576	80

2,521	1,487	Income before tax	1,753	837

(928)	(572)	Tax	(645)	(322)

(61)	(124)	Minority interests	(28)	(72)
(45)	(60)	Preferred remuneration	(16)	(29)

1,488	730	Net Income	1,064	413

793487050	786135672	Average number of outstanding shares	793029563	786260410

1.87	0.93	EPS in € per share	1.34	0.53

2.71	1.34	EPS before goodwill amortization in € per share	1.98	0.73

(1) The consolidated balance sheet of Aventis as of June 30, 2002 and the consolidated income statement of Aventis for the 6 months period ended June 30, 2002 have been subject to a review by the auditors

Percentages are calculated before rounding the data in million euros

Aventis (1)

All Consolidated Businesses

Balance Sheet

(French GAAP)

in million €	30.06.2002	31.12.2001

Intangible assets	12,033	14,264
Property, plant and equipment	4,482	5,740
Investments and other assets	5,568	6,445
Other current assets	9,564	11,270
Marketable securities, short term deposits, cash	1,199	1,514
Total Assets	32,846	39,234

Stockholder's equity	11,306	12,021
Amortizable preferred securities	137	200
Minority interests	250	913
Reedemable partnership interest	251	284
Long-term debt	3,808	4,652
Other long term liabilities	7,220	7,225
Short term liabilities	7,664	7,881
Short-term debt, bank overdrafts	2,210	6,058
Total Liabilities	32,846	39,234

Net debt	4,819	9,196

(1) The consolidated balance sheet of Aventis as of June 30, 2002 and the consolidated income statement of Aventis for the 6 months period ended June 30, 2002 have been subject to a review by the auditors

Aventis (1)

All Consolidated Businesses

Simplified Change in Net Debt

(French GAAP)

in million €	30.06.2002

Net income (loss) before preferred remuneration	1,533
Depreciation and amortization of assets	1,301
Elimination of other expenses and benefits without effect on cash	(2,269)
Change in working capital	(1,885)
Change in other operating assets and liabilities	1,207
Reduction (Increase) in Net debt resulting from operating activities	(113)

Purchase of property, plant and equipment	(502)
Other acquisitions	(314)
Proceeds from sales of assets	4,464
Change in loans	(13)
Reduction (Increase) in Net debt resulting from investing activities	3,635

Dividends paid by the Group	(480)
Preferred remuneration paid	(60)
Impact of shares and other securities issuance & buy-back	(343)
Conversion net financial indebtedness	98
Change in consolidation perimeter	1,652
Miscellaneous	(13)

Change in net debt	4,376

(1) Not subject to a review by the auditors

Strategic Activities

The core business is comprised of activities that the Group considers as strategic and intends to retain. It includes primarily Prescription Drugs, Aventis Pasteur, Merial (accounted for under the equity method) and the Corporate activities (comprised mainly of parent companies, financing and insurance entities).

The non-core activities include businesses that the group has divested in the period or intends to divest in the foreseeable future. Aventis CropScience and Aventis Animal Nutrition have been divested respectively in June and April 2002. The non-core activities being left are comprised mainly of Rhodia, Wacker (accounted for under the equity method) and Aventis Behring.

The profit and loss accounts for the non-core activities include the results of these activities until the date when they are disposed of, the gain or loss on disposal as well as other charges related to divested activities but incurred after the date of disposal.

These statements represent management’s expectations, targets and intentions and involve risks and uncertainties.

Aventis Core Businesses

Selected Financial Data Related to Consolidated Income Statement 2002 (1)

YTD 2002	YTD 2001	Total Variance %	in million €	Q2 / 2002	Q2 / 2001	Total Variance %

8,799	8,017	9.8%	Net sales	4,447	4,175	6.5%
		11.9%	Activity variance in percentage of Net Sales (2)			11.4%
(2,249)	(2,127)		Cost of goods sold	(1,130)	(1,072)

74.4%	73.5%		Gross margin (as % of sales)	74.6%	74.3%

(2,996)	(2,907)	3%	SG&A and other operating Inc. / Exp.	(1,458)	(1,479)	-1%
(1,538)	(1,361)	13%	Research & Development	(816)	(754)	8%
(14)	(4)		Restructuring	(12)	2

2,002	1,617	24%	Operating profit before goodwill amortization	1,032	872	18%
108	97	11%	Equity in earnings of affiliated companies	66	58	14%

2,110	1,714	23%	EBITA (3)	1,098	930	18%

(279)	(281)		Goodwill amortization	(137)	(142)
(90)	(118)		Interest expenses	(43)	(59)
(157)	(49)		Miscellaneous non oper. inc. / and exp.	(78)	(25)

1,584	1,266	25%	Income before tax	841	704	19%

(583)	(488)		Tax	(310)	(271)

(19)	(26)		Minority interests	(8)	(14)
(45)	(60)		Preferred remuneration	(16)	(29)

937	693	35%	Net Income	507	389	30%

793487050	786135672		Average number of outstanding shares	793029563	786260410

1.18	0.88	34%	EPS in € per share	0.64	0.49	29%

1.53	1.24	24%	EPS before goodwill amortization in € per share	0.81	0.68	20%
375	395.00	189	195.00
2485	2109	18%	EBITDA	1287	1125	14%

(1) Not subject to a review by the auditors

(2) On a comparable basis

(3) = Operating profit before goodwill amortization + equity in earnings of affiliated companies

Percentages are calculated before rounding the data in million euros

Aventis Core Businesses : Selected Financial Data

Related to Free Cash Flow (1)

(French GAAP)

in million €	30.06.2002	30.06.2001 (2)

Net income (loss) before preferred remuneration	917	757
Depreciation and amortization of assets	795	724
Elimination of other expenses and benefits without effect on cash	234	(180)
Change in working capital	(1,048)	(678)
Change in other operating assets and liabilities	(456)	(41)
Reduction (Increase) in Net debt resulting from operating activities	442	583

Purchase of property, plan, equipment	(432)	(372)

Free Cash Flow	10	211

(1) Not subject to a review by the auditors

(2) Including Aventis Behring

Consolidated Sales (1)

Aventis Core Businesses

in million €	YTD 2002	YTD 2001	Total Variance	Activity Variance (2)	Conversion Variance (2)	Structure Variance

Prescription drugs	8,163	7,413	10.1%	12.3%	-2.2%
Vaccines	643	615	4.5%	5.9%	-1.3%
Other & Eliminations	(8)	(11)	NA	NA	NA
Total Core Businesses	8,799	8,017	9.8%	11.9%	-2.2%

in million €	Q2 / 2002	Q2 / 2001	Total Variance	Activity Variance (2)	Conversion Variance (2)	Structure Variance

Prescription drugs	4,139	3,882	6.6%	11.4%	-4.7%
Vaccines	311	298	4.6%	11.2%	-6.6%
Other & Eliminations	(3)	(4)	NA	NA	NA
Total Core Businesses	4,447	4,175	6.5%	11.4%	-4.9%

(1) Not subject to a review by the auditors

(2) On a comparable basis

Percentages are calculated before rounding the data in million euros

Aventis Core Businesses - Sales by Country (1) (2)

in million €	YTD 2002	YTD 2001	Activity variance (3)	Structure variance

United States	3,323	2,715	22.4%
France	1,172	1,106	8.1%	-2.0%
Germany	542	543	-0.3%
Japan	457	485	1.7%	-0.7%
Italy	338	322	5.1%
United Kingdom	212	185	14.7%
Mexico	203	197	1.4%
Canada	192	176	12.1%
Brazil	187	195	6.3%
Spain	167	157	6.6%	-0.3%

Subtotal	6,794	6,081	13.1%	-0.4%
in % of total	77.2%	75.9%

Other countries	2,005	1,936	8.3%	1.3%

Total Net Sales	8,799	8,017	11.9%

in million €	Q2 / 2002	Q2 / 2001	Activity variance (3)	Structure variance

United States	1,733	1,478	22.6%
France	536	544	0.7%	-2.1%
Germany	271	266	1.7%
Japan	227	253	-2.0%	-0.6%
Italy	172	170	1.3%
United Kingdom	114	101	15.0%
Canada	100	94	12.4%
Mexico	99	106	0.5%
Brazil	87	90	9.7%
Spain	85	79	8.4%	-0.3%

Subtotal	3,424	3,181	12.0%	-0.4%
in % of total	77.0%	76.2%

Other countries	1,023	994	9.3%	1.3%

Total Net Sales	4,447	4,175	11.4%

(1) Not subject to a review by the auditors

(2) Sales reported above include only the Product sales and exclude the Contract Manufacturing and Bulk sales

(3) On a comparable basis

Percentages are calculated before rounding the data in million euros

Aventis Core Businesses Strategic Products : Change in Sales 2002 (1)

YTD 2002	YTD 2001	Activity variance (2)	in million €	Q2 / 2002	Q2 / 2001	Activity variance (2)

1746	1616	10.1%	Thrombosis/Cardiology	889	853	8.7%
809	706	15.5%	Lovenox / Clexane	397	363	14.8%
445	341	32.7%	Delix / Tritace	239	184	33.5%

835	708	20.2%	Oncology	444	379	22.3%
596	465	30.2%	Taxotere	320	254	31.7%
117	101	17.6%	Campto	58	51	15.3%

1456	1261	16.7%	Respiratory & Allergy	773	689	16.8%
1050	844	25.6%	Allegra / Telfast	565	460	28.0%
166	126	33.4%	Nasacort	90	74	27.7%

399	322	27.1%	Arthritis / Osteoporosis	213	165	35.5%
137	113	21.7%	Arava	70	59	24.3%

776	703	13.2%	Central Nervous System	391	363	12.7%
258	169	52.4%	Copaxone (3)	137	95	50.4%

838	778	11.4%	Anti-Infectives	356	372	0.1%
115	102	19.7%	Targocid	56	53	12.7%
168	99	75.3%	Tavanic	50	46	13.4%
15			Ketek	6

981	826	21.4%	Metabolism/ Diabetes	494	426	21.8%
280	223	29.5%	Amaryl	149	114	37.7%
82	85	-1.8%	Insuman	42	44	-0.8%
124	24	NA	Lantus	72	17	NA

			Total Vaccines
248	218	13.9%	Pediatric combination vaccines (4)	130	119	11.6%
166	145	14.0%	Polio vaccine (4)	73	73	4.3%
49	70	-29.8%	Influenza vaccines (4)	8	12	-30.7%
115	134	-13.9%	Traveler's endemic range excluding meningitis (4)	57	72	-19.0%
40	54	-25.0%	Meningitis vaccines (4)	24	29	-13.3%
76	62	22.1%	Adult Boosters (4)	50	32	57.1%

(1) Not subject to a review by the auditors

(2) On a comparable basis

(3) Alliance with Teva Pharmaceuticals Industries Inc

(4) Including the sales recorded in Europe by AP-MSD

Rilutek and Synercid are no longer reported as strategic products

Prescription Drugs Strategic Products : Change in Sales 2002  ( U.S. / Non U.S. ) (1)

YTD 2002	YTD 2001	Activity variance (2)	U.S. in million €	Q2 / 2002	Q2 / 2001	Activity variance (2)

538	473	13.6%	Lovenox / Clexane	259	243	12.3%
			Delix / Tritace

331	243	36.2%	Taxotere	181	136	37.8%

874	680	28.4%	Allegra / Telfast	492	385	32.8%
130	90	44.6%	Nasacort	71	54	38.9%

95	80	17.8%	Arava	48	43	17.2%

207	148	40.0%	Copaxone (3)	109	82	38.1%

92	76	21.5%	Amaryl	49	35	45.9%
99	8	NA	Lantus	58	8	NA

YTD 2002	YTD 2001	Activity variance (2)	Non U.S. in million €	Q2 / 2002	Q2 / 2001	Activity variance (2)

271	233	19.3%	Lovenox / Clexane	138	120	19.9%
445	341	32.7%	Delix / Tritace	239	184	33.5%

265	222	23.7%	Taxotere	140	117	24.6%
117	101	17.6%	Campto	58	51	15.3%

176	164	13.7%	Allegra / Telfast	73	75	3.4%
35	35	5.1%	Nasacort	19	20	-1.9%

42	33	31.2%	Arava	22	16	44.1%

51	21	138.5%	Copaxone (3)	28	12	133.7%

115	102	19.7%	Targocid	56	53	12.7%
168	99	75.3%	Tavanic	50	46	13.4%
15			Ketek	6

187	147	33.7%	Amaryl	101	79	34.1%
82	85	-1.8%	Insuman	42	44	-0.8%
25	16	62.2%	Lantus	13	8	59.7%

(1) Not subject to a review by the auditors

(2) On a comparable basis

(3) Alliance with Teva Pharmaceuticals Industries Inc

Rilutek and Synercid are no longer reported as strategic products

Aventis Non-Core Businesses

Consolidated Income Statement (1)

YTD 2002	YTD 2001%		in million €	Q2 / 2002	Q2 / 2001%

2,530	3,657	-30.8%	Net sales	1,028	1,621	-36.6%

(1,374)	(2,032)		Cost of goods sold	(573)	(965)

45.7%	44.4%		Gross margin (as % of sales)	44.3%	40.5%

(1,093)	(826)	32.3%	SG&A and other	(689)	(319)	115.7%
(234)	(310)	-24.4%	Research & Development	(106)	(149)	-28.6%
(15)	(10)	57.3%	Restructuring	(0)	(5)	-90.5%

(186)	479	-138.8%	Operating profit before goodwill amortization	(341)	183	-285.9%
34	(11)	-414.4%	Equity in earnings of affiliated companies	18	(22)	-179.7%

(152)	469	-132.4%	EBITA (2)	(323)	161	-300.6%

(1) Not subject to a review by the auditors

(2) = Operating profit before goodwill amortization + equity in earnings of affiliated companies

Percentages are calculated before rounding the data in million euros

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AVENTIS (REGISTRANT)

Date : July 31, 2002	/s/ Dirk Oldenburg

Name : Dirk Oldenburg
Title : General Legal Counsel